Staffing 360 Solutions, Inc.

641 Lexington Avenue

27th Floor

New York, New York 10022

December 1, 2017

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: William Mastriana

Re:	Staffing 360 Solutions, Inc.
Registration Statement on Form S-3, originally filed on November 2, 2017
File No. 333- 221281, as amended (the “Registration Statement”)

Ladies and Gentlemen:

We hereby request the withdrawal of our request for acceleration, dated November 30, 2017, of the effective date of the Registration Statement on Form S-3 (File No. 333-221281) that was requested to become effective at 5:00 p.m., Eastern Time, on December 1, 2017, or as soon thereafter as practicable.

Very truly yours,

STAFFING 360 SOLUTIONS, INC.

By:	/s/ Brendan Flood
Brendan Flood Executive Chairman

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP